Exhibit 99.4

NICE Introduces Customer Engagement Analytics, the Industry’s
First Platform to Combine Interaction Analytics and Transaction Analytics

NICE’s Big Data platform offers insights into the complete cross-channel customer journey, which can be leveraged by organizations for multiple business initiatives

RA’ANANA, ISRAEL, April 22, 2013 – NICE Systems (NASDAQ: NICE) today announced the introduction of its Customer Engagement Analytics platform, the industry’s first to combine interaction and transaction analytics. The platform allows organizations to capture and analyze Big Data generated by cross-channel customer engagement and map the entire customer journey. This brings organizations closer to their customers by enabling them to better understand customer preferences and behaviors.

“The complexity of the relationship between consumers and enterprises continues to increase due to the endless amount of customer engagement data. But underneath all this data lies a wealth of information from which great business value can be realized,” said Keith Dawson, Principal Analyst at Ovum. “The challenge in uncovering the value is twofold. First, all of this data must be captured, connected, and analyzed across touch points. Then, using the insights generated from this analysis, the organization must make this information actionable.”

The NICE Customer Engagement Analytics platform delivers a complete picture of the customer journey, both at the individual level by various groups and segments, and at the entire customer base level. This helps an organization provide outstanding customer experience while improving business procedures and efficiency. The offering features the following advanced technologies:

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Multi-channel collection of Big Data – The system collects data from customer interactions and transactions across various data sources, such as web, email, phone, social media and chats, and from different systems such as CRM and billing. It also pre-processes the raw data for more efficient analysis.

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Analyzing Big Data – NICE’s analytics engine can interpret mass amounts of both structured and unstructured data, allowing organizations to perform customer journey mapping and visualization as well as repeat contact sequencing and trends.

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Operationalizing Big Data – The insights extracted from the analytics of data serve as a catalyst for change within an organization, such as company-wide changes in business policies and processes, as well as more specific actions including agent coaching and guidance.

The first solution to be launched on the Customer Engagement Analytics platform is Call Volume Reduction, while additional solutions, such as sales optimization and voice of the customer are expected for release in the near future.

For example in the case of call volume reduction, a telco may discover that a large percentage of customers who purchased a new smartphone at a specific retail branch called the customer service line within 72 hours to activate a corresponding e-mail account. Based on this insight, the telco can guide customer-facing employees at the branch in real time to follow policy and offer help setting up the e-mail during the initial purchase. It can also provide targeted coaching for specific agents that may need to overcome knowledge gaps. By recognizing this trend, and proactively implementing a solution, the telco will be able to significantly reduce call volume, minimize customer effort, and boost satisfaction.

“Every customer journey provides a wealth of information about the individual and the service organization that can be harnessed for better business results,” said Yochai Rozenblat, President of the NICE Customer Interactions Group. “Our Big Data analytics platform provides organizations with the right tools and technologies to help them improve business performance. By delivering insights from the vast amount of data collected across interactions and transactions, our platform empowers organizations to better understand customers and their needs and to operationalize these insights in order to provide an exceptional customer experience.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.